

Mail Stop 3720

December 16, 2008

Mr. William Hopke
President
ESPRE Solutions, Inc.
5700 W. Plano Parkway
Suite 2600
Plano, Texas 75093

> **Re:** **ESPRE Solutions, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: November 25, 2008**
> **File No. 0-51577**

Dear Mr. Hopke:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert Littlepage
Accountant Branch Chief